March 8, 2019

Gregory J. Iverson
Chief Financial Officer
OVERSTOCK.COM, INC
799 West Coliseum Way
Midvale, Utah 84047

       Re: OVERSTOCK.COM, INC
           Form 10-K For the Fiscal Year ended December 31, 2017
           Filed March 15, 2018
           File No. 000-49799

Dear Mr. Iverson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products